November 7, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	Echo Healthcare Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed November 6, 2007

File No. 333-144889

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comment received orally from Carmen Moncada-Terry in a telephone conversation on November 7, 2007 with respect to the above-referenced Amendment No. 3 to Form S-4 (the “Form S-4”).

We have restated and responded to your comment below. Capitalized terms used in this letter have the meanings ascribed to them in the Form S-4. An amendment to the Form S-4 is being filed concurrently reflecting the Company’s response to your comment. Information regarding XLNT has been provided to us by or on behalf of XLNT.

Echo has set November 7 as the record date and has scheduled the stockholders meeting for December 12, 2007. As discussed with Ms Moncada-Terry, we would like to seek to have the Form S-4 declared effective Friday of this week. This is necessary in order to permit an adequate time for the solicitation of proxies while still permitting a closing prior to year-end. To that end, we would greatly appreciate any expedited review that the staff might be able to provide to this filing.

1.	Oral Comment Received November 7, 2007: Comment 58 in our letter to you dated August 22, 2007 is reissued.

Comment 58: The descriptions of pro forma adjustments (N) and (O) in Table B, which you indicate as being to reflect mezzanine debt interest and mezzanine debt discount amortization, should be revised to avoid any confusion that such amounts are actually related to "mezzanine debt," a term which has a specific accounting meaning, and generally relates to the specific classification of certain debt on the balance sheet. Please provide the details of this debt, including amount, interest rate, and where it is classified on the balance sheet. Also, if such debt is variable rate debt, please disclose the effects of a 1/8% interest rate change.

Response: The descriptions of pro forma adjustments (N) and (O) in Table B were inadvertently changed in connection with the preparation of Amendment No. 2 to the Form S-4. The text of pro forma adjustments (N) and (O) in Table B will be worded as set forth below and, as such, will be consistent with both the descriptions of pro forma adjustments (E) and (F) in Table A as well as the text that was initially provided in Amendment No. 1 to the Form S-4.

(F)

To reflect interest on $12 million, 12% notes payable, debt incurred on March 29, 2007, which is reflected in the XLNT balance sheet as of March 31, 2007 as notes payable and other long term liabilities.

(G)

To reflect amortization on $1.7 million debt discount on $12 million, 12% notes payable debt incurred on March 29, 2007, which is reflected in the XLNT balance sheet as of March 31, 2007 as notes payable and other long term liabilities.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6787 or Hannah Crockett at 404-572-6891.

Very truly yours,

Rick Miller

cc:	Mr. Gene Burleson
Mr. Joel Kanter
Mr. Kevin Pendergest

George Villasana, Esq.

Joel Rubinstein, Esq.

Eliot Robinson, Esq.

Hannah Crockett, Esq.

Rebecca Schuster, Esq.